UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Keryx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.001 par value, Stock Options (Right to Buy Common Stock)
(Title Class of Securities)

None
(CUSIP Number)

Ronald C. Renaud, Jr.
Senior Vice President and Chief Financial Officer
Keryx Biopharmaceuticals, Inc.
750 Lexington Avenue
New York, New York 10022
212-531-5965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

The Commission is requested to send copies of all communications to:

Mark F. McElreath, Esq.
Alston & Bird LLP
90 Park Avenue
New York, New York 10016-1387
Telephone: (212) 210-9400
Facsimile: (212) 210-9444

December 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable.

1	Name of Reporting Person: Michael S. Weiss I.R.S. Identification No. of Above Person (Entities Only):
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,713,635
	8	Shared Voting Power: - 0 -
	9	Sole Dispositive Power: 4,713,635
	10	Shared Dispositive Power: - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,713,635
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.8%
14	Type of Reporting Person: IN

Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, $.001 par value share (“Common Stock”), and options to purchase shares of Common Stock (“Options”) of Keryx Biopharmaceuticals, Inc. (“Keryx”), a company incorporated in the State of Delaware. The principal executive offices of Keryx are located at 750 Lexington Avenue, New York, New York 10022, telephone 212-531-5965.

Item 2.  Identity and Background.

(a)	The Reporting Person filing this statement is Michael S. Weiss, a natural person.

(b)	The address of Mr. Weiss’s principal business office is Keryx Biopharmaceuticals, Inc., 750 Lexington Avenue, New York, New York 10022.

(c)	Mr. Weiss is the Chairman and Chief Executive Officer of Keryx.

(d)	Mr. Weiss has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Weiss has not, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Weiss is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The 15,000 shares of Common Stock to which this statement relates were purchased by Mr. Weiss on the open market. The source of funding for this purchase was through personal funds.

With respect to the Options which Mr. Weiss holds, 4,050,000 were acquired when he entered into his employment agreement with Keryx. At that time, Mr. Weiss received ten-year Options to purchase 4,050,000 shares of Common Stock at an exercise price of $1.30 per share, the fair market value of Common Stock on the date of grant. In addition, Mr. Weiss received the following grants of Options from Keryx on the date and at the price (equal to the fair market value on the date of grant) as indicated: 500,000 Options on January 3, 2005 at $11.22; 1,500,000 Options on January 2, 2006 at $14.64; and 100,000 Options on December 31, 2006 at $13.30.

As of March 5, 2007, 4,956,250 of these Options have vested, including Options that will be vested by Mr. Weiss within 60 days of March 5, 2007 (Mr. Weiss has exercised 450,000 of these Options, and subsequently sold the underlying Common Stock). In addition, Mr. Weiss owns 15,000 shares of Common Stock and has the right to purchase 192,385 shares of Common Stock currently held by Dr. Lindsay A. Rosenwald, a beneficial holder of more than 5% of Common Stock.

Item 4. Purpose of Transaction

Mr. Weiss holds the Common Stock and Options as reported herein for the purpose of investment. Mr. Weiss has no plans which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Weiss may be deemed to be the beneficial owner of 4,713,635 shares of Common Stock. Such shares constitute approximately 9.8% of the issued and outstanding shares of Common Stock. As of March 5, 2007, there were 43,497,781 shares of Common Stock outstanding. Included in Mr. Weiss’ percentage of beneficial ownership are shares underlying options beneficially owned by Mr. Weiss that will vest within 60 days of March 5, 2007. Options or warrants held by other stockholders that are not attributed to Mr. Weiss were disregarded in this calculation. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares of Common Stock.

The 4,713,635 shares noted above include 4,506,250 shares of Common Stock issuable upon the exercise of options, 15,000 shares of Common Stock held by Mr. Weiss, and 192,385 shares of Common Stock currently held by Dr. Lindsay A. Rosenwald, a beneficial holder of more than 5% of Keryx Common Stock, which Mr. Weiss has the irrevocable right to purchase from Dr. Rosenwald upon the exercise of an option granted to Mr. Weiss by Dr. Rosenwald.

(b)	Mr. Weiss has sole voting power and investment power for the Common Stock and Options, except to the extent authority is shared by spouses under communist property laws.

(c)	Mr. Weiss has not effected any transaction relating to Common Stock during the past 60 days.

(d)	To Mr. Weiss’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2007	KERYX BIOPHARMACEUTICALS, INC.

	By:	/s/ Michael S. Weiss
	Name:	Michael S. Weiss
	Title:	Chairman and Chief Executive Officer